Exhibit 99.1

July 16, 2020

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Fiverr International Ltd. (the “Meeting”), to be held on August 20, 2020 at 16:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on July 14, 2020 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
Micha Kaufman
Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on August 20, 2020

Dear Fiverr International Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Fiverr International Ltd. (the “Company”), to be held on Thursday, August 20, 2020 at 16:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel (the telephone number at that address is +972-72-2280910)

The following matters are on the agenda for the Meeting:

(1)	to re-elect each of Philippe Botteri and Jonathan Kolber as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2023, and until their respective successors are duly elected and qualified;

(2)	to adopt the 2020 Employee Share Purchase Plan and approve the participation of the chief executive officer; and

(3)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2020 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2019.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 14, 2020, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on July 14, 2020, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).  Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place).  At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the Proposals to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is July 23, 2020.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, https://investors.fiverr.com/ or at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, upon prior notice and during regular working hours (telephone number: +972-72-2280910) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or at our registered office no later than 11:59 p.m. EDT on August 19, 2020 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Micha Kaufman
Chairman of the Board of Directors

Proxy Statement

Annual General Meeting of Shareholders

To Be Held on August 20, 2020

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Fiverr International Ltd. (the “Company” or “Fiverr”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, August 20, 2020, at 16:00 p.m. (Israel time), at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Fiverr’s ordinary shares, beginning July 16, 2020.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 14, 2020, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to re-elect each of Philippe Botteri and Jonathan Kolber as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2023, and until their respective successors are duly elected and qualified;

(2)	to adopt the 2020 Employee Share Purchase Plan and approve the participation of the chief executive officer; and

(3)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2020 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

 In addition to considering the foregoing Proposals the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2019.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

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Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On July 14, 2020, we had a total of 35,117,237 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on July 14, 2020, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal no. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

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How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•	By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•	By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•	By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

We currently intend to hold the Meeting in person. Depending on developments with respect to the COVID-19 pandemic, we may hold the Meeting virtually at the above date and time instead. In the event that we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6-K filed with the SEC.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on August 19, 2020.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association.

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Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 14, 2020, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning July 16, 2020. Certain officers, directors, employees and agents of Fiverr, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.fiverr.com/.  The contents of that website are not a part of this proxy statement.

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SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group, as of July 14, 2020.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Fiverr International Ltd., 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

Name of beneficial owner	Number(1)	%(2)
Principal Shareholders
BVP Group(3)	3,469,801	9.9%
Accel London Group(4)	2,808,416	8.0%
Directors and Executive Officers
Micha Kaufman(5)	2,249,175	6.4%
Ofer Katz	*	*
Hila Klein	*	*
Gali Arnon	*	*
Gil Sheinfeld	*	*
Philippe Botteri	*	*
Adam Fisher	*	*
Ron Gutler	*	*
Gili Iohan	*	*
Jonathan Kolber(6)	3,633,612	10.3%
Erez Shachar	—	—
Nir Zohar	*	*
All executive officers and directors as a group (12 persons)	6,360,705	18.1%

*	Indicates ownership of less than 1%.

(1)	Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (RSUs) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)	The percentages shown are based on 35,117,237 ordinary shares issued and outstanding as of July 14, 2020. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

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(3)	Based on information reported on a Schedule 13G filed on February 14, 2020 and information provided to us, represents (a) 485,771 ordinary shares held by Bessemer Venture Partners VII Institutional L.P. ("BVP VII Inst"), (b) 1,110,309 ordinary shares held by Bessemer Venture Partners VII L.P. ("BVP VII") and (c) 1,873,721 ordinary shares held by BVP VII Special Opportunity Fund L.P. ("BVP SOF," and together with BVP VII Inst and BVP VII, the "BVP Entities"). Deer VII & Co. L.P. is the general partner of the BVP Entities. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and hold the voting and dispositive power for the BVP Entities. Investment and voting decisions with respect to the shares held by the BVP Entities are made by the directors of Deer VII & Co. Ltd. acting as an investment committee. Adam Fisher disclaims beneficial ownership of the securities held by the BVP Entities, except to the extent of his pecuniary interest, if any, in such securities by virtue of his interest in Deer VII & Co. L.P. and his indirect limited partnership interest in the BVP Entities. The address for each of the BVP Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(4)	Based on information reported on a Schedule 13G filed on February 12, 2020 and information provided to us, represents (a) 2,746,066 ordinary shares held by Accel London III L.P. and (b) 62,350 ordinary shares held by Accel London Investors 2012 L.P. (together, the "Accel London Group"). Accel London III Associates L.L.C. is the General Partner of (i) Accel London III Associates L.P., which is the General Partner of Accel London III L.P. and (ii) Accel London Investors 2012 L.P. Accel London III Associates L.L.C. has sole voting and investment power over the ordinary shares held by the Accel London Group. Each general partner, limited partner, manager and member disclaims beneficial ownership of the shares owned by the Accel London Group except to the extent of their proportionate pecuniary interest therein. The address for the Accel London Group is 500 University Avenue, Palo Alto, California 94301.

(5)	Based on information provided to us, Mr. Kaufman holds 1,914,460 ordinary shares and 334,715 ordinary shares underlying options that are currently exercisable within 60 days of July 14, 2020, at an exercise price of $8.20, which expire between 2025 and 2028.

(6)	Based on information reported on a Schedule 13G filed on February 13, 2020 and information provided to us, represents (a) 1,209,835 ordinary shares held by Mr. Kolber directly, (b) 2,239,665 ordinary shares held by Anfield Ltd., over which Mr. Kolber has sole voting power, and (c) 184,112 ordinary shares held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Mr. Kolber is the sole beneficiary. Mr. Kolber may be deemed to have beneficial ownership of all of these ordinary shares, and his business address is 12 Abba Even Blvd, Herzliya, Israel 4672530.

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COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2019 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on March 31, 2020, a copy of which is available on our website at https://investors.fiverr.com/.

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CORPORATE GOVERNANCE

Overview

Our Articles of Association provide that we may have no less than three and no more than ten directors, as may be fixed from time to time by the Board. Our Board currently consists of eight directors. Each of our current seven non-executive directors is independent under New York Stock Exchange corporate governance rules that require a majority of our directors to be independent. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Mr. Micha Kaufman, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since our inception and currently also serves as chairman of our Board. The required approval by our shareholders of the re-appointment of our Chief Executive Officer as chairman of the Board must be obtained no later than five years following June 17, 2019, the closing date of our initial public offering. Further, if our Chief Executive Officer serves as chairman of the Board, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

Compensation of Non-Executive Directors

We pay each of our non-employee directors who serves on a Board committee an annual retainer of $32,500, with additional annual payment for service on Board committees as follows: $8,000 (or $20,000 for the chairperson) per membership of the audit committee, $5,000 (or $10,000 for the chairperson) per membership of the compensation committee and $4,500 (or $7,500 for the chairperson) per membership of the nominating and governance committee, or a general committee membership fee of $5,000 (or $10,000 for the chairperson) for other board committees. In addition, upon election and on the first anniversary of their appointment or election (provided the director is still in office), non-employee directors, who serve on a Board committee, shall be granted with equity awards under our incentive plan at a value of $170,000 which shall vest on a quarterly basis over a period of two years (the “Initial Grant”), and on the second anniversary of their appointment or election (provided the director is still in office) with equity awards at a value of $150,000 which shall vest on a quarterly basis over a period of one year (the “Annual Grant”). Thereafter, upon re-election, a non-employee director, who serves on a Board committee, shall be granted with the Initial Grant and the Annual Grant as detailed above. The awards shall be accelerated in certain change of control events.

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020.

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PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently has eight directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Philippe Botteri, Jonathan Kolber and Erez Shachar, and their terms expire at the Meeting;

●	the Class II directors are Adam Fisher and Nir Zohar, and their terms expire at our annual meeting of shareholders to be held in 2021; and

●	the Class III directors are Micha Kaufman, Ron Gutler and Gili Iohan, and their terms expire at our annual meeting of shareholders to be held in 2022.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Philippe Botteri and Jonathan Kolber. Philippe Botteri and Jonathan Kolber each qualify as an independent director under the listing standards of the New York Stock Exchange. Mr. Erez Shachar has elected not to stand for re-election to the Board upon the expiration of his term at the Meeting.

If re-elected at the Meeting, each of Philippe Botteri and Jonathan Kolber will serve until the 2023 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Philippe Botteri and Jonathan Kolber has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Fiverr, taking into account the size and special needs of Fiverr.

Since our initial public offering, each of the directors standing for re-election at the Meeting attended at least 90% of our Board meetings.

The nominating and governance committee of our Board recommended that each of Philippe Botteri and Jonathan Kolber be re-elected at the Meeting as a Class I director for a term to expire at the 2023 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.  Our Board approved this recommendation.

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Biographical information concerning Philippe Botteri and Jonathan Kolber is set forth below:

Philippe Botteri has served as a member of our Board since January 2016. Since 2011, Mr. Botteri has served in various senior roles and as a partner at Accel, a venture capital firm, where he focuses on investments in early stage technology companies, including cloud applications, enterprise security and online marketplaces. Prior to joining Accel, Mr. Botteri was at Bessemer Venture Partners, a global venture firm based in Silicon Valley. Mr. Botteri currently holds directorship and management positions for several Accel entities and other private companies. Mr. Botteri holds a M.A in engineering from Ecole Polytechnique and Ecole des Mines in France.

Jonathan Kolber has served as a member of our Board since June 2019. Mr. Kolber currently serves as a Partner and Senior Advisor at Viola Growth, a technology growth capital fund, where he previously served as a General Partner from 2008 to September 2018. Prior to that, he served as chief executive officer of Koor Industries Ltd., an industrial holding company, from 1998 to 2006. Mr. Kolber also currently serves as a member of the board of directors of Itamar Medical Ltd., a company publicly traded on the Tel Aviv Stock Exchange, Viola Growth portfolio companies and several other private companies. Mr. Kolber holds a B.A. from Harvard University.

Proposal

The shareholders are being asked to re-elect each of Philippe Botteri and Jonathan Kolber for a term to expire at the 2023 annual general meeting of our shareholders, and until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Philippe Botteri be re-elected as a Class I director, to serve until the 2023 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Jonathan Kolber be re-elected as a Class I director, to serve until the 2023 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Philippe Botteri and Jonathan Kolber as a Class I director for a term to expire at the 2023 annual general meeting.

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PROPOSAL 2

ADOPTION OF EMPLOYEE SHARE PURCHASE PLAN

Background

At the Meeting, shareholders will be asked to approve the adoption of our 2020 Employee Share Purchase Plan or (the “ESPP”). The ESPP was adopted by our compensation committee and Board on June 28, 2020 and July 7, 2020, respectively, and will become effective upon receiving shareholder approval at the Meeting.

The purpose of the ESPP is to enable eligible employees of the Company and certain of its designated subsidiaries to use payroll deductions to purchase the Company’s ordinary shares and thereby acquire an ownership interest in the Company. The ESPP will be comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Internal Revenue Code (the “Section 423 Component”), and (2) the component not intended to be tax qualified under Section 423 of the Internal Revenue Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non Section 423 Component”).

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP will be 410,000 shares (the “ESPP Share Pool”), subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the ESPP Share Pool shall be increased by that number of ordinary shares equal to the lesser of (a) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year on a fully diluted basis and (b) such smaller number of ordinary shares as determined by the Board. In no event will more than 5,500,000 shares of our common stock be available for issuance under the Section 423 Component.

The ESPP Share Pool represents 1% of our fully diluted share capital as of July 14, 2020. In establishing the ESPP Share Pool, our Board considered the potential dilutive impact to shareholders, the projected participation rate over a ten-year term and equity plan guidelines established by certain proxy advisory firms. For information about options and restricted share units outstanding under our existing equity plans and the number of shares available for issuance under these plans, each as of December 31, 2019, please see “Part I, Item 6.B Share Option Plans” of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020.

The full text of the ESPP is set forth in Appendix A. The following description of certain features of the ESPP is qualified in its entirety by reference to the full text of the ESPP.

Summary of the ESPP

Administration. Unless otherwise determined by the Board, the ESPP will be administered by the compensation committee, which will have the authority to interpret and determine eligibility under the plan, prescribe forms, rules and procedures relating to the plan, and otherwise do all things necessary or appropriate to carry out the purposes of the plan.

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Shares Subject to the ESPP. As noted above, the ESPP Share Pool will initially consist of 410,000 ordinary shares, subject to adjustment, as described below. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the ESPP Share Pool shall be increased by that number of ordinary shares equal to the lesser of (a) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year on a fully diluted basis and (b) such smaller number of ordinary shares as determined by the Board. In no event will more than 5,500,000 shares of our common stock be available for issuance under the Section 423 Component. Shares delivered upon exercise of purchase rights under the ESPP may be either shares of authorized but unissued share capital, treasury shares, or ordinary shares acquired in an open-market transaction. In the event of certain changes in our outstanding ordinary shares, including changes by reason of a share dividend, share split, reverse share split, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted or purchasable during an offering period, and the purchase price per share under an outstanding purchase right shall be equitably adjusted as determined appropriate by the compensation committee.

If any purchase right granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased ordinary shares will again be available for purchase pursuant to offerings under the ESPP.

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Internal Revenue Code) of the Company that has been designated by our Board or the compensation committee as eligible to participate in the plan (and if an entity does not so qualify within the meaning of Section 424(f) of the Internal Revenue Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the United States, as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

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General Terms of Participation.

•	Offering Periods. The ESPP allows eligible employees to purchase ordinary shares during certain offering periods, which may extend to up to 27 months. Each offering period may be comprised of multiple purchase periods, all as may be determined by the compensation committee. The terms and conditions applicable to each offering period shall be set forth in an “Offering Document” adopted by the compensation committee, containing such terms and conditions as the compensation committee deems appropriate. The provisions of separate offerings or offering periods under the ESPP need not be identical.

•	Method of Participation. Shares will be purchased under the ESPP on the last day of each purchase period, each a purchase date, using accumulated payroll deductions, unless the compensation committee provides otherwise with respect to the employees of a designated subsidiary in a manner consistent with Section 423 of the Internal Revenue Code. In order to participate in the ESPP, an eligible employee must complete and submit to the administrator of the ESPP a payroll deduction and participant authorization form in accordance with procedures and prior to the deadlines prescribed by the administrator of the ESPP. Participation will be effective as of the first day of an offering period.

Participants may elect payroll deductions between 1% and 20% of the participant’s total eligible earnings per payroll period within an offering period. A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period. However, the compensation committee may limit the number of changes a participant may make to his or her payroll deduction elections during each offering period (and in the absence of any specific designation by the compensation committee, a participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each offering period). A participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the ESPP at any time by giving written notice to the Company in such form and timing acceptable to the Company. Upon withdrawal, any amount withheld from a participant’s compensation will be returned to the participant, without interest, as soon as administratively practicable.

•	Grant and Exercise of Purchase Rights. On the first day of each offering period, each participant automatically will be granted a right to purchase ordinary shares on the last day of each purchase period, subject to the limitations set forth in the ESPP. On the last day of each purchase period, the payroll deductions accumulated by each participant during such purchase period will be applied automatically to the purchase of ordinary shares at the purchase price in effect for that purchase period. However, no participant may, on any offering period, purchase more than 10,000 ordinary shares (or such lesser number as the compensation committee may prescribe). In addition, no participant will be granted a purchase right under the Section 423 Component that would permit the participant’s right to purchase ordinary shares to accrue at a rate that exceeds $25,000 in fair market value for each calendar year, determined in accordance with Section 423 of the Internal Revenue Code.

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•	Purchase Price. The purchase price per share of our ordinary shares applicable to purchases during each purchase period under the ESPP will be eighty-five percent (85%) (or such greater percentage as the compensation committee may designate) of the lower of (i) the fair market value per share of our ordinary shares on the first day of the offering period or (ii) the fair market value per share of our ordinary shares on the last date of the purchase period.

•	Termination of Purchase Rights. Upon the termination of a participant’s employment with the Company or a designated subsidiary, or in the event the participant otherwise ceases to qualify as an eligible employee, any purchase right then held by the participant will be canceled. Payroll deductions accumulated by the participant during the offering period in which such purchase right terminates will be returned to the participant (or his or her designated beneficiary or legal representative), without interest, as soon as practicable thereafter, and the participant will have no further rights under the ESPP.

•	Shareholder Rights. No participant will have any shareholder rights with respect to the ordinary shares covered by his or her purchase right until the shares are actually purchased on the participant’s behalf. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Transferability. Purchase rights granted to participants under the ESPP are not assignable or transferable, other than by will, or the applicable laws of descent and distribution, and may be exercised only by the participant during his or her lifetime.

Amendment and Termination of the ESPP. Our Board has the right to amend the ESPP to any extent and in any manner it may deem advisable, provided approval of the Company’s shareholders shall be required to amend the ESPP to increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the ESPP (other than a permitted adjustments with respect to changes in the Company’s capitalization) or to change the corporations or classes of corporations whose employees may be granted rights under the ESPP.

Our Board also has the right at any time to terminate the ESPP. In connection with such a termination or suspension, each participant’s accumulated payroll deductions will be returned to the participant without interest, or the offering period may be shortened so that the purchase of shares occurs prior to the termination of the ESPP.

Sub-Plans. The compensation committee may adopt sub-plans applicable to particular designated subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of the ESPP, other than with respect to the number of shares available for issuance under the ESPP, but unless otherwise superseded by the terms of such sub-plan, the provisions of the ESPP shall govern the operation of such sub-plan.

Effective Date and Term. If the ESPP is approved by shareholders at the Meeting, the ESPP will become effective on the date of the Meeting. No purchase rights will be granted under the ESPP after the earliest to occur of the date on which all shares available for issuance under the ESPP have been issued or the termination of the ESPP by the Company.

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Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, the compensation committee may, in its discretion, provide that each outstanding purchase right will be assumed or substituted for a right granted by the acquiror or successor corporation or by a parent or subsidiary of such entity, will be cashed out, will be cancelled with accumulated payroll deductions returned to each participant, or that the offering period will end before the date of the proposed sale, merger or similar transaction.

New Plan Benefits. Benefits and purchases of ordinary shares under the ESPP depend on elections made by employees and the fair market value of our ordinary shares on dates in the future. As a result, it is not possible to determine the benefits that will be received by executive officers and other employees in the future under the ESPP. As described above, no employee may purchase shares under the Section 423 Component at a rate that exceeds $25,000 in fair market value in any calendar year.

U.S. Federal Income Tax Consequences Relating to the ESPP

The following is a summary of certain material federal income tax consequences associated with the grant and exercise of purchase rights under the ESPP under current federal tax laws and certain other tax considerations associated with purchase rights under the ESPP. The summary does not address tax rates or non-U.S., state or local tax consequences, nor does it address employment tax or other federal tax consequences except as noted.

The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. In general, an employee will not recognize U.S. taxable income until the sale or other disposition of the ordinary shares purchased under the Section 423 Component (the “ESPP Shares”). Upon such sale or disposition, the employee will generally be subject to tax in an amount that depends on the employee’s holding period with respect to the ESPP Shares.

•	If the ESPP Shares are sold or disposed of more than one year from the date of purchase and more than two years after the first day of the offering period in which they were purchased, or upon the employee’s death while owning the ESPP Shares, the employee will recognize ordinary income in an amount generally equal to the lesser of: (i) an amount equal to 15% of the fair market value of the ESPP Shares on the first day of the offering period (or such other percentage equal to the applicable purchase price discount), and (ii) the excess of the sale price of the ESPP Shares over the purchase price. Any additional gain will be treated as long-term capital gain. If the ESPP Shares held for the periods described above are sold and the sale price is less than the purchase price, then the employee will recognize a long-term capital loss in an amount equal to the excess of the purchase price over the sale price of the ESPP Shares.

•	If the ESPP Shares are sold or otherwise disposed of before the expiration of the holding periods described above, other than following the employee’s death while owning the ESPP Shares, the employee generally will recognize as ordinary income an amount equal to the excess of the fair market value of the ESPP Shares on the date the ESPP Shares were purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the employee’s holding period with respect to the ESPP Shares.

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CEO Participation

Under the Companies Law, the participation of our chief executive officer and chairman of the Board, Mr. Micha Kaufman, in the ESPP, is required to be approved by our compensation committee, board of directors and shareholders, in that order. On June 28, 2020 and July 7, 2020, respectively, our compensation committee and Board have approved the participation of Mr. Kaufman in the ESPP in accordance with the terms of the plan and recommend that our shareholders will approve the same. In approving Mr. Kaufman’s participation in the ESPP, the compensation committee and Board acknowledged that the participation in the ESPP is provided to all of the employees of the Company on an equal basis. The right of participation of our chief executive officer and chairman of the Board is in line with the terms of our compensation policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to adopt the Fiverr International Ltd. 2020 Employee Share Purchase Plan in the form attached as Appendix A, as set forth in Proposal No. 2 of the proxy statement, dated July 16, 2020, and to approve the participation of Mr. Micha Kaufman, the chief executive officer.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the adoption of the Employee Share Purchase Plan and the participation of the chief executive officer.

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PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF THE BOARD TO FIX THIER REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2019	2018
	(in thousands)
Audit fees(1)	$370	$117
Audit-related fees(2)	750	-
Tax fees(3)	190	172
All other fees(4)	71	16
Total	$1,381	$305

(1)	“Audit fees” or the years ended December 31, 2018 and 2019 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” for the year ended December 31, 2019 relate to services in connection with our IPO.

(3)	“Tax fees” for the years ended December 31, 2018 and 2019 were related to tax compliance and tax planning services.

(4)	“All other fees” in the years ended December 31, 2018 and 2019 related to services in connection with non-audit compliance and review work.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted in November 7, 2019.

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Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Fiverr International Ltd.’s independent registered public accounting firm for the year ending December 31, 2020 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2020.

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PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2019. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2019, including the audited consolidated financial statements for the year ended December 31, 2019, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.fiverr.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2020 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.fiverr.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Micha Kaufman
Chairman of the Board of Directors

Dated: July 16, 2020

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Appendix A

Fiverr International Ltd. 2020 Employee Share Purchase Plan

FIVERR INTERNATIONAL LTD.
2020 EMPLOYEE SHARE PURCHASE PLAN

Article I.
PURPOSE

The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a share ownership interest in the Company.

The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.

Article II.
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.

2.1               “Administrator” means the entity that conducts the general administration of the Plan as provided in Article XI.

2.2               “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.3               “Applicable Law” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any non-U.S. country or other jurisdiction where rights under this Plan are granted.

2.4               “Board” means the Board of Directors of the Company.

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2.5               “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.6               “Company” means Fiverr International Ltd., an Israeli company, or any successor.

2.7               “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments.

2.8               “Designated Subsidiary” means any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component. The designation by the Administrator of Designated Subsidiaries and changes in such designations by the Administrator shall not require shareholder approval. Only entities that are subsidiary corporations of the Company within the meaning of Section 424 of the Code may be designated as Designated Subsidiaries for purposes of the Section 423 Component, and if an entity does not so qualify, it shall automatically be deemed to be a Designated Subsidiary in the Non-Section 423 Component.

2.9               “Effective Date” means the date upon which the Plan is approved by the shareholders of the Company, provided that the Board has adopted the Plan on, or within 12 months prior to, such date.

2.10           “Eligible Employee” means:

(a)                With respect to the Section 423 Component of the Plan, an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) share possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of share ownership shall apply in determining the share ownership of an individual, and a share that an Employee may purchase under outstanding options shall be treated as a share owned by the Employee. With respect to an Employee participating in the Non-Section 423 Component, such qualification shall not apply, unless otherwise required by Applicable Law.

(b)                Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period under the Section 423 Component if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years); (iii) such Employee’s customary employment is for twenty hours per week or less; (iv) such Employee’s customary employment is for less than five months in any calendar year; and/or (v) such Employee is a citizen or resident of a non-U.S. jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such non-U.S. jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such non-U.S. jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

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(c)                With respect to the Non-Section 423 Component, the foregoing rules shall apply in determining who is an “Eligible Employee,” except (i) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (ii) to the extent the foregoing eligibility rules are not consistent with applicable local laws, the applicable local laws shall control.

2.11           “Employee” means any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period.

2.12           “Enrollment Date” means the first Trading Day of each Offering Period.

2.13           “Fair Market Value” means, as of any date, the value of Shares determined as follows: (i) if the Shares are listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.

2.14           “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.15           “Offering” means an offer under the Plan of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

2.16           “Offering Document” has the meaning given to such term in Section 4.1.

2.17           “Offering Period” has the meaning given to such term in Section 4.1.

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2.18           “Ordinary Shares” means Ordinary Shares, no par value, of the Company and such other securities of the Company that may be substituted therefore.

2.19           “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

2.20           “Participant” means any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to the Plan.

2.21           “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.22           “Plan” means this 2020 Employee Share Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.

2.23           “Purchase Date” means the last Trading Day of each Offering Period or such other date as determined by the Administrator and set forth in the Offering Document.

2.24           “Purchase Price” means the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.25           “Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.26           “Securities Act” means the U.S. Securities Act of 1933, as amended.

2.27           “Share” means an Ordinary Share.

2.28           “Subsidiary” means any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.

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2.29           “Trading Day” means a day on which national stock exchanges in the United States are open for trading.

2.30           “Treas. Reg.” means U.S. Department of the Treasury regulations.

Article III.
SHARES SUBJECT TO THE PLAN

3.1               Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be 410,000 Shares. In addition to the foregoing, subject to Article VIII, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 1% of the Shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and (b) such smaller number of Shares as determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan. Notwithstanding anything in this Section 3.1 to the contrary, the number of Shares that may be issued or transferred pursuant to the rights granted under the Section 423 Component of the Plan shall not exceed an aggregate of 5,500,000 Shares, subject to Article VIII.

3.2               Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

Article IV.
Offering Periods; Offering Documents; Purchase Dates

4.1               Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The provisions of separate Offerings or Offering Periods under the Plan need not be identical.

4.2               Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a)                the length of the Offering Period, which period shall not exceed twenty-seven months;

(b)                the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be 10,000 Shares; and

(c)                such other provisions as the Administrator determines are appropriate, subject to the Plan.

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Article V.

ELIGIBILITY AND PARTICIPATION

5.1               Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.

5.2               Enrollment in Plan.

(a)                Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.

(b)                Each subscription agreement shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. The percentage of Compensation designated by an Eligible Employee may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 20% in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c)                A Participant may increase or decrease the percentage of Compensation designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following five business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.

(d)                Except as otherwise set forth in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3               Payroll Deductions. Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively. Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.

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5.4               Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.

5.5               Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase shares of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such shares (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6               Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

5.7               Non-U.S. Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(f). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are non-U.S. nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.

5.8               Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal Payday equal to the Participant’s authorized payroll deduction.

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Article VI.

grant and Exercise of rights

6.1               Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the last day of the Offering Period.

6.2               Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

6.3                Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s shareholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Administrator.

6.4                Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

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6.5                Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

Article VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1                Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period. All of the Participant’s payroll deductions credited to his or her account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new subscription agreement.

7.2                Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

7.3                Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

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Article VIII.

Adjustments upon Changes in SHARES

8.1                Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2                Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a)                To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b)                To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c)                To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d)                To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e)                To provide that all outstanding rights shall terminate without being exercised.

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8.3               No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.

8.4               No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

Article IX.
Amendment, modification and termination

9.1                Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s shareholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.

9.2                Certain Changes to Plan. Without shareholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, after taking into account Section 423 of the Code), the Administrator shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

9.3                Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)                altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b)                shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and

(c)                allocating Shares.

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Such modifications or amendments shall not require shareholder approval or the consent of any Participant.

9.4                Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

Article X.
TERM OF PLAN

The Plan shall become effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the Company’s shareholders within twelve months before or after the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such shareholder approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

Article XI.
ADMINISTRATION

11.1               Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Board any authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2              Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a)                To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b)                To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the shareholders of the Company.

(c)                To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.

(d)                To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(e)                To amend, suspend or terminate the Plan as provided in Article IX.

(f)                 Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

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(g)                The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

11.3              Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

Article XII.
MISCELLANEOUS

12.1              Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

12.2             Rights as a Shareholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a shareholder of the Company, and the Participant shall not have any of the rights or privileges of a shareholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3              Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4              Designation of Beneficiary.

(a)                A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

(b)                Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

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12.5              Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

12.6             Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.

12.7              Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.8             Reports. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

12.9              No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.10            Notice of Disposition of Shares. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

12.11            Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced in accordance with the laws of the State of Israel, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Israel. Certain definitions, which refer to the laws of such jurisdiction, shall be construed in accordance with other such laws. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any award granted hereunder.

12.12            Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

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